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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of        November 22, 2005

Commission File Number	001-32654
ANORMED INC.
(Translation of registrant’s name into English)
#200 – 20353 64th Avenue, Langley, British Columbia Canada V2Y 1N5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [   ]   Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  [   ]   No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANORMED INC.
(Registrant)
Date	December 14, 2005	By	/ s / W.J. Adams
(Signature)*
William J. (Bill) Adams, Chief Financial Officer
* Print the name and title under the signature of the signing officer.

SEC 1815 (09-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

NOTICE TO READER

This Notice accompanies, and should be read in conjunction with, the news release issued November 22, 2005 by AnorMED Inc. filed via SEDAR with Canadian securities regulatory authorities under SEDAR Project Number 858822.  This amended news release is being filed to indicate the addition of the word “co-led” in the second line of the news release. The originally filed document is superseded and replaced in its entirety with the attached document.

AnorMED Inc. 200 - 20353 64th Ave TEL (604) 530-1057 Langley, British Columbia FAX (604) 530-0976 Canada V2Y 1N5 www.anormed.com

PRESS RELEASE

ANORMED ANNOUNCES BOUGHT DEAL FINANCING

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For Immediate Release:

November 22, 2005

Vancouver, British Columbia.  AnorMED Inc. (“AnorMED” or the “Company”) (AMEX:AOM;TSX:AOM) announced today that it has entered into an agreement with a syndicate of underwriters co-led by Raymond James Ltd. and BMO Nesbitt Burns Inc. and including CIBC World Markets Inc, and Canaccord Capital Corporation, on a bought deal basis, to issue and sell 6,250,000 common shares at a price of $4.00 per share for gross proceeds of $25,000,000.  The offering is subject to the approval of The Toronto Stock Exchange and all necessary regulatory approvals.  The Company will grant the underwriters an option, exercisable up until 48 hours prior to the closing date of the offering, to purchase up to an additional 1,250,000 common shares at the issue price.  The underwriters will have an over-allotment option, exercisable at any time prior to 30 days after the closing date, to acquire up to an additional number of common shares equal to 15% of the number of common shares sold pursuant to the offering and the underwriters’ option, exercisable at the issue price.  The Company expects to file a preliminary short form prospectus with the securities regulatory authorities to qualify the common shares for distribution no later than November 24, 2005.  Closing is expected on or about December 8, 2005.

The proceeds from the financing will be used to fund the late stage and expanded clinical development of AnorMED’s drug development pipeline, and for general corporate purposes.

THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THE SECURITIES IN THE UNITED STATES OR ANY OTHER JURISDICTION.

THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology. The Company has four products in clinical development and a research program focused on a novel class of compounds that target specific chemokine receptors known to be involved in a variety of diseases.

Note:  Certain of the statements contained in this press release contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Factors include, but are not limited to, the Company’s need for additional funding, the Company’s expectations as to the use of proceeds from the offering, the completion of the offering is subject to the satisfaction of customary closing conditions and other risk factors associated with the Company’s business contained in the Company’s Annual Information Form filed with securities regulatory authorities dated June 23, 2005.  The Company does not expect to update any forward-looking statements as conditions change.

For further information:

W.J. (Bill) Adams, C.A.,

Chief Financial Officer

Tel:  604-530-1057

Email: info@anormed.com

AnorMED Inc. 200 - 20353 64th Ave TEL (604) 530-1057 Langley, British Columbia FAX (604) 530-0976 Canada V2Y 1N5 www.anormed.com

PRESS RELEASE

ANORMED ANNOUNCES FILING OF PRELIMINARY PROSPECTUS

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For Immediate Release:

November 24, 2005

Vancouver, British Columbia – AnorMED Inc. (AMEX:AOM; TSX:AOM) announced today that it has filed with the Securities Commissions and similar regulatory authorities in all provinces of Canada, a preliminary prospectus relating to the recently announced agreement with an underwriting syndicate co-led by Raymond James Ltd and BMO Nesbitt Burns Inc., and including CIBC World Markets Inc. and Canaccord Capital Corporation under which the underwriters have agreed to purchase 6,250,000 Common Shares from AnorMED and sell to the public at a price of $4.00 per Common Share, representing an aggregate issue amount of $25,000,000. AnorMED has also granted the underwriters an option to purchase up to an additional 1,250,000 Common Shares, exercisable until 48 hours prior to the closing date, which is expected to be on or about December 8, 2005. The underwriters will have an over-allotment option, exercisable at any time prior to 30 days after the closing date, to acquire up to an additional number of common shares equal to 15% of the number of common shares sold pursuant to the offering and the underwriters’ option, exercisable at the issue price.

THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THE SECURITIES IN THE UNITED STATES OR ANY OTHER JURISDICTION.

THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology. The Company has four products in clinical development and a research program focused on a novel class of compounds that target specific chemokine receptors known to be involved in a variety of diseases. Additional information on AnorMED Inc is available on the Company’s website www.anormed.com.

Note:  Certain of the statements contained in this press release contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Factors include, but are not limited to, the Company’s need for additional funding, the Company’s expectations as to the use of proceeds from the offering, the completion of the offering is subject to the satisfaction of customary closing conditions and other risk factors associated with the Company’s business contained in the Company’s Preliminary Prospectus filed with securities regulatory authorities and dated November 24, 2005.  The Company does not expect to update any forward-looking statements as conditions change.

For further information:

W.J. (Bill) Adams, C.A.

Elisabeth Whiting, M.Sc.

Chief Financial Officer

VP Corporate Development & Communications

Tel:  (604) 530-1057

Tel:  (604) 532-4667

E-mail: info@anormed.com

E-mail : ewhiting@anormed.com

Form 51-102F3
Material Change Report

Item 1.

Name and Address of Company

AnorMED Inc. (“AnorMED”, the “Company” or “we”)
Suite 200, 20353 - 64th Avenue
Langley, British Columbia V2Y 1N5

Item 2.

Date of Material Change

November 22, 2005, in respect of the bought deal announcement.

November 24, 2005, in respect of the filing of the preliminary short form prospectus.

November 29, 2004, in respect of the new clinical trial.

Item 3.

News Release

The news release, in respect of the bought deal announcement, was issued at Toronto, Ontario on November 22, 2005 and disseminated via Canadian Corporate News.

The news release, in respect of the filing of the preliminary short form prospectus, was issued at Langley, B.C. on November 24, 2005 and disseminated via Canada NewsWire.

The news release, in respect of the new clinical trial, was issued at Langley, B.C. on November 29, 2005 and disseminated via Canada NewsWire.

Item 4.

Summary of Material Change

The Company announced on November 22, 2005 that that it has entered into an agreement with a syndicate of underwriters co-led by Raymond James Ltd. and BMO Nesbitt Burns Inc. and including CIBC World Markets Inc, and Canaccord Capital Corporation, on a bought deal basis, to issue and sell 6,250,000 common shares at a price of $4.00 per share for gross proceeds of $25,000,000.

The Company announced on November 24, 2005 that it has filed with the Securities Commissions and similar regulatory authorities in all provinces of Canada, a preliminary short form prospectus relating to the recently announced agreement with an underwriting syndicate co-led by Raymond James Ltd. and BMO Nesbitt Burns Inc., and including CIBC World Markets Inc. and Canaccord Capital Corporation.

The Company announced on November 29, 2005, the enrollment of HIV patients into its new clinical trial to evaluate the potential of AMD070 as a new anti-HIV drug.

Item 5.

Full Description of Material Change

Bought Deal Announcement

AnorMED Inc. announced on November 22, 2005 that it has entered into an agreement with a syndicate of underwriters co-led by Raymond James Ltd. and BMO Nesbitt Burns Inc. and including CIBC World Markets Inc, and Canaccord Capital Corporation, on a bought deal basis, to issue and sell 6,250,000 common shares at a price of $4.00 per share for gross proceeds of $25,000,000.  The offering is subject to the approval of The Toronto Stock Exchange and all necessary regulatory approvals.  The Company will grant the underwriters an option, exercisable up until 48 hours prior to the closing date of the offering, to purchase up to an additional 1,250,000 common shares at the issue price.  The underwriters will have an over-allotment option, exercisable at any time prior to 30 days after the closing date, to acquire up to an additional number of common shares equal to 15% of the number of common shares sold pursuant to the offering and the underwriters’ option, exercisable at the issue price.  The Company expects to file a preliminary short form prospectus with the securities regulatory authorities to qualify the common shares for distribution no later than November 24, 2005.  Closing is expected on or about December 8, 2005.

The proceeds from the financing will be used to fund the late stage and expanded clinical development of AnorMED’s drug development pipeline, and for general corporate purposes.

The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933.  This report does not constitute an offer to sell or the solicitation of an offer to buy the securities in the United States or any other jurisdiction.

Filing of Preliminary Prospectus

The Company announced on November 24, 2005 that it has filed with the Securities Commissions and similar regulatory authorities in all provinces of Canada, a preliminary short form prospectus relating to the recently announced agreement with an underwriting syndicate co-led by Raymond James Ltd. and BMO Nesbitt Burns Inc., and including CIBC World Markets Inc. and Canaccord Capital Corporation under which the underwriters have agreed to purchase 6,250,000 Common Shares from AnorMED and sell to the public at a price of $4.00 per Common Share, representing an aggregate issue amount of $25,000,000. AnorMED has also granted the underwriters an option to purchase up to an additional 1,250,000 Common Shares at the issue price, exercisable until 48 hours prior to the closing date, which is expected to be on or about December 8, 2005. The underwriters will have an over-allotment option, exercisable at any time prior to 30 days after the closing date, to acquire up to an additional number of common shares equal to 15% of the number of common shares sold pursuant to the offering and the underwriters’ option, exercisable at the issue price.

New Clinical Trial

The Company announced on November 29, 2005, the enrollment of HIV patients into its new clinical trial to evaluate the potential of AMD070 as a new anti-HIV drug.

The XACT (X4 Antagonist Concept Trial) trial is fully funded by AnorMED and is being conducted at two leading HIV research centers, one in the U.S. and one in the U.K.  XACT is an open label dose finding study which may include up to 4 study cohorts of 12 patients each. Patients in the first cohort will receive 200 mg of AMD070, twice daily, for 10 consecutive days. The objective of the study is to determine the safety and antiviral activity of AMD070 in HIV-infected patients who harbor the CXCR4 using virus. Anti-viral activity is measured by a 1 log reduction in the CXCR4 using virus.  Initial data from this study is expected in early 2006.

In order to enter and infect cells HIV must bind to either the CXCR4 or CCR5 receptor. Combining CXCR4 and CCR5 HIV entry inhibitors may become a new paradigm in the treatment of HIV. AnorMED’s HIV Entry Inhibitor Program is focused on the discovery and development of drugs that target both receptors. AMD070 was developed in-house at AnorMED. It targets the CXCR4 receptor and can be administered in a pill. In addition to the XACT study, AMD070 is also being evaluated in a separate Phase Ib/IIa study being conducted by investigators at the U.S. Adult AIDS Clinical Trials Group (ACTG). AnorMED also has several compounds in preclinical studies that target the CCR5 receptor.

Note:  Certain of the statements contained in this material change report  contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Factors include, but are not limited to, the Company’s need for additional funding, the Company’s expectations as to the use of proceeds from the offering, the completion of the offering is subject to the satisfaction of customary closing conditions and other risk factors associated with the Company’s business contained in the Company’s Annual Information Form filed with securities regulatory authorities dated June 23, 2005 and in the Company’s Preliminary Short Form Prospectus filed with securities regulatory authorities and dated November 24, 2005.  The Company does not expect to update any forward-looking statements as conditions change.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.

Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

Item 8.

Executive Officer

Name of Executive Officer:

Mr. W.J. (Bill) Adams

Chief Financial Officer

Telephone Number:

604 530 1057

Item 9.

Date of Report

November 29, 2005.

“W.J. Adams”
Signature
W.J. (Bill) Adams, Chief Financial Officer
Name and Position of Signatory